UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLOWSERVE CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5215 N. O’Connor Blvd., Suite 2300

(Address of Principal Executive Office (Street and Number))

Irving, Texas 75039

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flowserve Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 (the “Form 10-Q”) by August 9, 2017, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below. As previously announced in the Form 8-K filed by the Company with the Securities and Exchange Commission on July 27, 2017, the Company identified accounting errors which were related mainly to two of our non-U.S. sites, primarily in the inventory and accounts receivable balances and related income statement impacts for prior periods through the first quarter of 2017. In addition, certain additional immaterial errors previously recorded in the periods identified were also considered in the Company’s analysis. Furthermore, management of the Company, in consultation with its Audit Committee, has identified material weaknesses in the Company’s internal controls over financial reporting related to the control environment at one of the non-U.S. sites and related to business performance reviews.

The Company plans to file a Form 10-K/A for the fiscal year ended December 31, 2016 and a Form 10-Q/A for the first quarter ended March 31, 2017 to amend management’s assessment to state that the Company’s internal control over financial reporting and, accordingly, its disclosure controls and procedures, were not effective as of December 31, 2016 and March 31, 2017. PricewaterhouseCoopers LLP’s opinion on the Company’s internal control over financial reporting for the fiscal year ended December 31, 2016 will also be amended to state that the Company’s internal control over financial reporting as of December 31, 2016 was not effective. In connection therewith, the Company will revise the affected financial statements to correct the errors discussed above. The Company expects to file the Form 10-K/A for the year ended December 31, 2016 and the Form 10-Q/A for the first quarter ended March 31, 2017 concurrently with its Form 10-Q for the second quarter ended June 30, 2017. The Company is still in the process of preparing these reports, and as a result, the Company cannot file its Form 10-Q by the due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carey A. O’Connor	(972)	443-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of the filings referred to in Part III above, the Company is unable to provide a reasonable estimate of its detailed results of operations for the quarterly period ended June 30, 2017. In the press release, furnished as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on July 27, 2017, the Company disclosed preliminary unaudited condensed consolidated statements of income for the three and six months ended June 30, 2017. The cumulative effect of the revisions to retained earnings as of March 31, 2017 was a reduction of approximately $30 million. While the matters described in Part III above are yet to be finalized, we have assessed these errors and concluded that they are not material to any prior annual or interim periods. However, the aggregate amount of the prior period errors would have been material to our current interim condensed consolidated statements of income and to our anticipated full year results. The effect of the prior period revisions on the condensed consolidated statement of cash flows was not material to cash flows from operating activities, investing activities or financing activities for any of the prior annual or interim periods.

Cautionary Note Regarding Forward Looking Statements:

The forward-looking statements included in this report are based on our current expectations, projections, estimates and assumptions. These statements are only predictions, not guarantees. Such forward-looking statements are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from what is forecast in such forward-looking statements, and include, without limitation, the following: the review of the Company’s internal financial records and controls that is being conducted, including any additional time that may be required to complete the review; the timing and nature of the final resolution of the accounting issues discussed in this filing; any delay in the filing of required periodic reports with the SEC; the ability of the Company to remediate any material weakness in its internal control over financial reporting and ineffectiveness in disclosure controls and procedures; increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and other factors described from time to time in our filings with the Securities and Exchange Commission.

FLOWSERVE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2017	By	/s/ Carey A. O’Connor
Carey A. O’Connor
Senior Vice President and Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).